UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

JC
No Act
P.E. 12-16-02

03005004

January 15, 2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: International Business Machines Corporation
Incoming letter dated December 16, 2002

PROCESSED
FEB 05 2003
THOMSON FINANCIAL

Dear Mr. Moskowitz:

This is in your response to your letter of December 16, 2002 concerning a shareholder proposal submitted to IBM by Patrick F. Napolitano. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Patrick F. Napolitano
622 S.E. Degan Dr.
Port Saint Lucie, FL 34983

Office of the Vice President
Assistant General Counsel

RECEIVED
2002 DEC 18 PM 12: 27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

IBM

New Orchard Road
Armonk, NY 10504

December 16, 2002

SEC MAIL PROCESSING RECEIVED DEC 17 2002 WASH. D.C. 180 SECTION

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Subject: IBM 2003 Shareholder Proposal of ***Patrick F. Napolitano***

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of a submission dated November 6, 2002 (the "Proposal") from Mr. Patrick F. Napolitano (hereinafter the "Proponent"), a former employee of International Business Machines Corporation (the "Company" or "IBM") (See **Exhibit A**). IBM believes the Proposal, described by the Proponent again this year as a "PRO PATRIA AMERICA! FOREVER" Proposal, may be properly omitted from the proxy materials for IBM's 2003 annual meeting of shareholders (the "2003 Annual Meeting") on the grounds discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE COMPANY REQUESTS CABOT[1] RELIEF WITH RESPECT TO THE INSTANT PROPOSAL, AS IT IS IDENTICAL TO THE PROPONENT'S 2001 SUBMISSION, AND OF THE SAME NATURE AS PROPOSALS PREVIOUSLY SUBMITTED BY THE PROPONENT FOR WHICH CABOT RELIEF WAS EXPLICITLY PROVIDED FOR IN CONNECTION WITH PROPONENT'S 1994 SUBMISSION AND WHICH RELIEF WAS SUBSEQUENTLY GRANTED TO THE COMPANY BY THE COMMISSION IN CONNECTION WITH THE PROPONENT'S 1997, 2000, and 2001 SUBMISSIONS.

In 1994, in connection with the Proponent's submission for consideration in connection with our 1995 proxy statement, the staff concurred in the Company's request to omit the entire submission under former Rule 14a-8(c)(4) as relating

[1] Cabot Corporation (November 4,1994). IBM was first afforded the ability to receive Cabot treatment for future proposals from this Proponent in the staff's letter to the Company in connection with the 1995 proxy statement. See IBM (December 29, 1994). Further, utilizing the 1994 letter, the staff later provided Cabot relief in connection with the Proponent's 1997, 2000 and 2001 submissions to IBM. See IBM (January 6, 1998); IBM (January 10, 2001); and IBM (December 20, 2001). The Company again requests Cabot relief under the December 29, 1994 letter herein.

to the Proponent's long-standing personal grievance against the Company. See International Business Machines Corporation (December 29, 1994). More importantly, however, following a careful review of the Proponent's history in this arena, which was evidenced by his long-standing and repeated abuse of the shareholder proposal process with IBM going as far back as 1979,[2] the Commission ***also*** granted the Company's specific request for **future** relief as it would apply to similar submissions from this particular stockholder. Such relief, known colloquially as Cabot-type relief, provided specifically that:

> **This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.**

International Business Machines Corporation (December 29, 1994). A copy of the Commission's 1994 no-action letter to the Company is set forth as **Exhibit B hereto.**

In 1997, when the Proponent again lodged a similar proposal in connection with our 1998 proxy statement, the Company submitted another no-action letter request to exclude the submission. Following a review of the Proposal, the staff specifically informed the Company that the proposal could be omitted, inasmuch as it fell within the "forward looking" provisions of the staff's 1994 letter to IBM. In particular, the staff wrote:

> **Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corp., December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly we believe that a specific no-action response is unnecessary.**

See staff letter to IBM (January 6, 1998) (attached as Exhibit C to IBM's no-action request letter dated November 19, 2001).

In 2000, the Proponent resurfaced with another stockholder proposal. By letter December 6, 2000, the Company requested Cabot relief. The staff granted such relief by letter dated January 10, 2001, providing IBM with the same response as

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[2] The Staff's no-action letter files for this Proponent should include the following letters to the Company. Numerous other letters were submitted by Mr. Napolitano both to the staff as well as the Company related to his personal issues with the Company. International Business Machines Corporation (January 12, 1979); International Business Machines Corporation (February 5, 1980); International Business Machines Corporation (February 26, 1987); International Business Machines Corporation (November 30, 1987); International Business Machines Corporation (January 25, 1988); International Business Machines Corporation (February 12, 1990); International Business Machines Corporation (January 14, 1991); International Business Machines Corporation (February 13, 1992); International Business Machines Corporation (December 15, 1992); International Business Machines Corporation (December 14, 1993); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998); International Business Machines Corporation (January 10, 2001); and International Business Machines Corporation (December 20, 2001).

1998. See staff letter to IBM (January 10, 2001) (attached as Exhibit D to IBM's no-action request letter dated November 19, 2001.)

In 2001, the Proponent again resurfaced with another submission, also entitled "PRO PATRIA AMERICA! FOREVER, and the staff granted Cabot relief last year. See International Business Machines Corporation (December 20, 2001). (**See Exhibit C hereto**) It is now proxy season again, and perhaps predictably, the Proponent has again resurfaced, and has lodged the instant Proposal.

A cursory look at this year's Proposal reveals that it is identical to the proposal submitted last year. The Proponent has just added, at the top of the Proposal, "2003" above the year "2002", signifying his intent that we consider this Proposal for the 2003 meeting. The remainder of the Proposal is the same. Moreover, the Proponent's cover letter is also the same as last year's, with the Proponent only adding the new date for this year (November 6, 2002) below last year's date, and adding the new certified mail number below that of last year's. A copy of last year's Proposal and cover letter is attached for reference as Exhibit D hereto.

As we wrote last year, the Proposal, to the extent it can be understood at all, represents the same vitriolic attack on the Company, covering the same ground as his earlier submissions. In fact, the Proponent chastises IBM in retribution for actions taken against him almost two generations ago. Consistent with the position of the staff to the Company in connection with the Proponent's 1994, 1997, 2000 and 2001 submissions, under which the staff afforded "forward-looking" relief under Cabot[3], the Company again requests such relief for the instant Proposal. See Unocal Corporation (March 30, 2000)(recent grant of Cabot-type relief). The Proponent continues to dwell on the same themes as he did in his 1994, 1997, 2000 and 2001 submissions -- (the allegedly wrongful, illegal and/or immoral acts of the Company) -- to which the staff initially offered and has **three** times provided Cabot relief, the Company is now hereby providing this statement again to the staff and the Proponent, in a manner consistent with the directive of the staff and current Rule 14a-8(j), in order to satisfy the Company's obligations with respect to the instant Proposal. The Company now respectfully requests the concurrence of the staff that Cabot treatment--i.e., the "forward-looking relief" that the staff provided to IBM earlier--will again apply to exclude the instant Proposal from our proxy statement.

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[3]The Company's 1997 and 2000 submissions, to which the Staff applied the forward-looking relief under Cabot, describes the similarities between the 1997 and 1994 submissions by the instant Proponent. The Company's 2000 submission showed similar comparisons between the 2000 submission, the 1997 submission and the 1994 submission, and the Company's 2001 submission showed similarities to prior submissions. (See IBM's request for no-action relief dated November 19, 2001, at pp. 1-6). Reference is also hereby made to pages 2-8 of the Company's November 30, 1997 letter and pages 4-8 of the Company's December 6, 2000 letter to the Staff on the details relating to this matter. The Proponent's 1997 nine page submission to the Company is attached as Exhibit G to IBM's no-action request letter dated November 19, 2001.

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL GRIEVANCE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT WHICH IS NOT SHARED WITH OTHER SHAREHOLDERS AT LARGE.

The Company firmly believes that Cabot relief, as formally requested in Argument I, is again proper. In addition, however, Rule 14a-8(i)(4) clearly permits omission of a proposal that relates to the redress of a personal claim or grievance against the company, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other shareholders at large.

The Proponent's instant submission is at least the Proponent's thirteenth **(13th)** formal stockholder "PRO PATRIA AMERICA!" (sic) proposal submitted to the Company, and the latest of ***dozens*** of other correspondences sent to the Company and its Board members over the years emanating out of his termination of employment from IBM in 1970. The instant Proposal is no more than another twisted manifestation of his long-standing personal vendetta against the Company for terminating his employment from the Company **thirty-two (32)** years ago.

As noted above, the last time the Proponent submitted documentation requiring the Commission's attention under Rule 14a-8 in 2001, we noted to the Commission that the Proponent's submission consisted of a variety of allegations lambasting the Company and its management. *We will not repeat all of these allegations.* Reference, however, is made to the Company's no-action letter requests (including attachments) resulting in the staff's position with respect to this Proponent's submissions: International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998) and International Business Machines Corporation (January 10, 2001) and International Business Machines Corporation (December 20, 2001).

In addition, by way of further background, the Company's 1994 letter to the Commission [International Business Machines Corporation (December 29, 1994)], seeking no-action relief under former Rule 14a-8(c)(4), also provided a great amount of detail on the history this particular Proponent has had with the Company over the years; of the Proponent's deep-seated animosity toward the Company and its officers and directors following his termination in 1970; for the Company's refusal to reinstate him to active IBM employment; of the Proponent's subsequent abuse of the shareholder proposal process as a means for getting even with the Company, and for the Proponent's attempt to vent publicly his personal grievances in other correspondence.

Moreover, there have been other letters from the Proponent to the SEC, some of which the Proponent sent directly to the SEC without copying the undersigned. Other than to reference the Company's earlier letters for the convenience of the staff, the Company will not repeat all of their details. However, it is evident that the Proponent's animosity toward the Company has not abated, as evidenced by his ongoing and continuous correspondence to the Company and the annual repetitive submissions seeking retribution against the Company for alleged wrongful activities.

This year's Proposal, just like those of years' past, remains virtually unintelligible on its face to the layman. However, to those familiar with the Proponent, it is merely another attempt to punish IBM for the matters the Proponent raised in his letters. Further comparisons of the proposals, as well as interim correspondence, reveal that we continue to see the Proponent's showing his scorn for the Company for its unwillingness to adhere to his demands. The Proponent continues to point to current events and attempts to assert that the Company has not acted in a forthright manner. Further, and as can be seen from his earlier correspondence in connection with the 1994, 1997, 2000 and 2001 letters, in fact, the Proponent's *real* claim is that IBM did not treat *him* in a forthright manner; first he believes IBM should not have terminated his employment, and second, that IBM management should have adhered to various basic beliefs of the Company, and reinstated him. The Proponent has manifested this theme in different ways. In the 1997 proposal, he wrote: ***"Board & Officers' failures--dereliction of duties, being utter conflict of interests, flagrant discrimination, violations of policies, rules, regulations, guidelines, prescriptive 'beliefs', contracts--virtual booty before duty"***. (sic)

(See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 3 of 9)

Similarly, the Proponent's 2000 submission stated:

"IBM persists in betraying IBM's alleged (false pretenses?) 'Beliefs'--Legally binding prescriptive contracts to profit wrongful IBM at the expense of IBM's employees and IBM's integrity, chronicling a pattern of culpable IBM misprision as manifested in the Chair's unethical practiced penchant for stifling free speech in pursuit of constitutional rights of employees to due process for redress of grievances...."

(See Exhibit F to IBM's no-action request letter dated November 19, 2001)

And, finally, the Proponent's current submission provides, in part, that:

IRREFUTABLE, IBM AWRY, ENTRENCHED IN THE REFUGE OF HYPOCRITICAL SUBTERFUGE, SURREPTITIOUSLY - ABUSING AGENCY RULES AND REGULATIONS TO VITIATE U.S. CONSTITUTION--EVADES CRUX OF LAWFULLY MANDATED PRO PATRIA AMERICA! PETITIONS, AIDED AND ABETTED BY AGENCY - PETITIO PRINCIPII -- FALLACIOUSLY ASSUMING IBM PREMISE FOR REJECTION WHICH IBM FAILS TO PROVE; AGENCY "BEGS THE QUESTION," WRONGFULLY RULES - NON SEQUITOR - REJECTS PROPOSALS.

(See Exhibit A)

To understand the full picture, much additional information can also be gleaned from various *other* correspondence to the Company. In 2001, we received two additional letters from the Proponent (attached as Exhibit H to IBM's no-action request letter dated November 19, 2001). The Proponent's personal grievances, found in such interim correspondences, have not abated. In IBM's 2000 submission to the SEC, the Company cited a letter dated April 8, 1999 from the Proponent. After lambasting the Company's chairman and the board, in another reference to himself and his personal situation, the Proponent noted that:

> **"We suffer 40 years + IBM criminally inflicted injury, fraud, deprivation of our rights, persecution in extremis at the bloody hands of venal, evil IBM for our adherence to principles "Beliefs," dedication to imperative duty in the service, defense of America!"** (See **Exhibit I** to IBM's no-action request letter dated November 19, 2001- penultimate paragraph)

This interim correspondence should be compared to the May 9, 2001 letter we received from the Proponent complaining about his own personal situation on how he was wrongfully fired from IBM and not reinstated. (See Exhibit H to IBM no-action request letter dated November 19, 2001) For example, the May 9, 2001 correspondence -- a six page submission with attachments -- the Proponent stated, in the fifth paragraph of the first page:

ALAS, VIRULENTLY VENAL IBM, ab initio CONTINUUM, PERSISTS IN IBM'S DELIBERATE, DIABOLICALLY OPPOSED TO MANIFEST TRUTH & REASON, DERELICTION OF IBM'S IMPERATIVE FIDUCIARY DUTIES, i.e., IBM PERPETUATES THE ENORMOUS WICKEDNESS OF WATSON IBM'S BRUTAL BREACH OF LEGALLY BINDING FEDERAL - IBM CONTRACTS, IBM 'BELIEFS' - CONTRACTS IBM WITH MY FAMILY & ME.

N.B. WIDELY KNOWN TO IBM LINE, EXECUTIVE, SENIOR MANAGEMENT AS MATTERS OF FACT AND IBM'S OFFICIAL LEGALLY DOCUMENTED & IBM AUTHORITATIVELY VALIDATED RECORDS IN THE CHAIRMEN, BOARDS' POSSESSION AND KNOWLEDGE, ***MISCREANT IBM MANAGEMENT CRIMINALLY BURNED MY BRAIN THEN BUSTED MY BUTT***[4] **-- ON THE U.S.A.F. B-52 BOMBER & NASA MANNED FLIGHT (e.g. SATURN) PROGRAMS - SERVICE CONNECTED DISABILITY - ROBBED US OF ALL OUR RIGHTS, RESOURCES RECOURSE TO CONSTITUTIONAL "GUARANTEED, UNALIENABLE RIGHTS," RAVAGED OUR LIVES AND WRONGFULLY FIRED US FOR OUR DUTIFUL PERSEVERANCE TO PRINCIPLES, ETHICS RULE OF LAW REQUIRED REFUSAL OF CHAIRS' COERCIVE ULTIMATUM TO GO ALONG WITH, OR BE FIRED BY IBM'S VENAL M.O.B.I.A.** IBM'S INIQUITOUS BOONDOGGLE MANAGEMENT'S MALIGNANT MISPRISION OF BARRATRY, INSATIABLE ARROGATION - COESSENTIALLY, "IBM'S UNLAWFUL PREDATORY MONOPOLY (U.S.D.O.J.). THE CHAIR'S RUTHLESS ULTIMATUM WAS ILLEGAL. **AS CHAIR KNEW, IBM DID THE CRIMES, WE - IBM'S VICTIMS - WERE FORCED BY THE CHAIR TO SUFFER LIFETIMES FOR MISCREANT IBM'S CRIMES!**

(See Exhibit H to IBM's no-action request letter dated November 19, 2001 page 1 of 6)(emphasis added)

It is clear that the issues raised in the May 2001 letter are the very same ones as were contained in many of his earlier correspondences. The Proponent remains enraged at IBM because he was fired by the Company so many years ago, and he continues to misuse the shareholder proposal process to get back at the Company.

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[4]Similar language can be found in the cover letter to the Proponent's 1998 Proposal: "IBM BARRATROUS BLOODY BUGGERS CRIMINALLY BURNED MY BRAIN, MISCREANTLY BUSTED OUR BUTT, HARASSED, THREATENED, "FIRED," ROB US OF OUR RIGHTS, RESOURCE, RECOURSE, PERSECUTE US IN EXTREMIS BECAUSE WE PERSIST IN ADHERENCE TO PRINCIPLES, ETHICS, CONTRACTS/"BELIEFS", PRO PATRIA AMERICA! (See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 2 of 9).

Anyone already familiar with the Proponent's history with IBM, or who reads through the undersigned's December 5, 1994, November 30, 1997, December 6, 2000 and November 19, 2001 letters to the Commission regarding such history, can also see that absolutely nothing has changed between the Proponent and the Company. Moreover, it is crystal clear that the Proponent is again merely attempting to twist and abuse the stockholder proposal process to advance his own, self-serving personal ends. This is a gross misuse of the stockholder proposal process, and a waste of time for both the Company as well as the Commission.

Many other letters written by the Proponent over the years, which have been included in earlier filings with the Commission, also make abundantly clear that the Proponent, in his mind, has never evened the score with the Company. The Proponent, through the use of the shareholder proposal process, is once again attempting to hold current IBM management accountable for his termination from the Company, and is once again attempting to misuse the shareholder proposal process to air his personal grievances.

The Commission is also painfully aware of this tortured history. As far back as the Division's letter to the Company **dated February 5, 1980**, *which letter also addressed this very Proponent*, the Division's recognition of misuse of the shareholder proposal procedure by this disgruntled former employee was clearly articulated. The staff's no-action letter stated:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company**. (emphasis added)

These words again ring true as it applies to the instant Proponent and this year's Proposal, almost **twenty-three** years (and at least **12** stockholder proposals) later.

The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor Rule [Rule 14a-8(c)(4)], the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. **Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

It is by now clear beyond peradventure that the Proponent's personal grievances, however styled, are of no interest to IBM stockholders at large.

In this vein, the Commission has recognized that where: (i) a proponent has a long-standing history of confrontation with a company, and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4) [and its predecessor Rule 14a-8(c)(4)], a proposal may be excludable on this ground even though, on its face, it does not reveal the underlying dispute or grievance. See Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 17, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(involving the instant, disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also Unocal Corporation (March 30, 2000)(recent grant of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder). The same result should apply here.

The staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Southern Company (February 12, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be on in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's 2003 Annual Meeting. The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PROHIBITS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) permits a registrant to exclude a proposal from its proxy statement if the proposal is vague and indefinite or materially false and misleading. Joseph Schlitz Brewing Company (March 21, 1977). The instant Proposal is virtually unintelligible on its face. Since it is clear only that the Proponent is seeking retribution, this is obviously a matter that would not be meaningful in any way to stockholders at large. Furthermore, to the extent any portions of the Proposal can actually be understood, such portions purport to describe matters in a manner which can be characterized as both vague and indefinite as well as materially false and misleading under Rule 14a-9. Moreover, even if stockholders at large were to otherwise come to know the true circumstances and motivations behind the Proponent and the Proposal, the Company reiterates that our proxy statement is not the place for the Proponent to vent his personal frustrations or to otherwise point the finger at others for his own personal situation.

A reading of the submission itself gleans nothing other than a wealth of false accusations and claims directed at the Company and its management, wholly unsupported by any facts. In the first place, the Proposal, represented as the RESOLVED section at the end of this year's submission, is totally unintelligible. This year's Proposal reads:

RESOLVED; A VOTE FOR THIS IMPERATIVE PRO PATRIA - FIGHTING BACK FOR AMERICA! FOREVER HUMANITY! IS A PATRIOTIC VOTE FOR FREEDOM AGAINST FEEDOM'S COMPOUND ATROCITIES OF TREACHERY, TERRORISM, TORTURE, TYRANNY. "WE THE PEOPLE..." MUST DO WHATEVER IT TAKES TO PROTECT AMERICA!S HEART AND SOUL, HUMANITY! (sic). (See Exhibit A)

This Proposal exemplifies precisely what Rules 14a-8(i)(3) and 14a-9 are designed to address. In this connection, the Commission has found that proposals may be excluded where they are:

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See no-action letter re Philadelphia Electric Company (July 30, 1992).

The staff's response above should apply with full force to the instant Proposal. Indeed, the Company submits, under the rationale of Philadelphia Electric, that no one reading this submission could determine with any reasonable certainty what actions or measures the proposal requires.

The courts have also supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

Courts have also supported the position of the staff with respect to infirm proposals such as the instant one. In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

In addition to being vague and unintelligible, like the RESOLVED section, the entire "WHEREAS" section is an amalgam of disjointed statements, false and misleading accusations, unattributed references to news events, and other incomprehensible hyperbole, all purported to be set forth as facts and all of which are unsupported. More to the point, the Proponent continues to accuse the Company falsely of illegal conduct and other immoral activities in a manner which is directly violative of Rule 14a-9. In this connection, the Commission has recognized that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation, may be omitted under Rule 14a-9. See Note (b) to Rule 14a-9. To the extent the Proposal can be read to falsely suggest that the Company, its officers and directors have been engaged in improper, immoral and/or illegal conduct, the entire supporting "WHEREAS" paragraphs should also be stricken under Rule 14a-9.

Given all of its multiple infirmities, the Company submits, after having studied the instant Proposal and each of its component pieces, that it is both vague and indefinite as well as materially false and misleading. Clearly, neither the IBM stockholders nor the Company should have to wonder how this Proposal ought to be interpreted. Given that the Proposal itself is unintelligible and suffers from the very same infirmities noted in the staff letters and cases cited above, the Company hereby submits that the entire submission should be omitted under Rules 14a-8(i)(3) and 14a-9. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes both the Proposal and the supporting statement on the basis of Rules 14a-8(i)(3) and 14a-9.

IV. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(6), AS THE COMPANY LACKS THE POWER TO IMPLEMENT THE PROPOSAL.

As noted above, the submission violates 14a-8(i)(3) and 14a-9. Because of its inherent vagueness, as articulated above, the Company also believes the Proposal should be excluded under Rule 14a-8(i)(6), as the Company also lacks the power or authority to implement such Proposal. See Anheuser-Busch Companies, Inc. (February 9, 1993); IBM (February 5, 1980). The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal on the basis of Rule 14a-8(i)(6).

V. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decision making relating to the matters articulated in the Proposal directly in the hands of the shareholders. The Proposal, although for the most part incomprehensible, is clear in one respect. It improperly eliminates the role of the Company's board of directors by seeking to place the decision-making power with respect to the actions called for in the Proposal directly in the hands of the stockholders. Since this is an improper subject for action by our stockholders under New York State law, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2003 Annual Meeting. We are sending the Proponent a copy of this letter, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2003 Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its 2003 proxy materials, I request the opportunity to confer with the staff prior to the issuance of your position. If you wish any further information, please call me at 914-499-6148. If the Proponent elects to respond to this letter, the Proponent is hereby specifically requested to copy me on any response he may choose to make to the Commission.

Thank you for your attention and consideration in this matter.

Very truly yours,

S S Moskowitz

Stuart S. Moskowitz
Senior Counsel

Enclosures

cc: Mr. Patrick F. Napolitano
622 S.E. Degan Drive
Port St Lucie, FL 34983

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED
ARTICLE NO. 7000 1530 0001 9940 7699 NOV 5, 2001
7798 NOV 6, 2002

DANIEL E. O'DONNELL, et al.
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK, N.Y. 10504

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FLA. 34983
NOV. 5, 2001
NOV. 6, 2002

SUBJECT: STOCKHOLDER'S PROPOSAL "PRO PATRIA AMERICA! FOREVER"

DEAR MR. O'DONNELL,

ATTACHED, PLEASE FIND SUBJECT "PRO PATRIA AMERICA! FOREVER"

PROPOSAL FOR INCLUSION IN IBM'S 2003 PROXY MATERIAL.

THANK YOU,
SINCERELY

Patrick J. Napolitano PRO PATRIA AMERICA! FOREVER

et al COPIES TO: PRESIDENT GEORGE W. BUSH, WHITE HOUSE 1600 PENNSYLVANIA AVE.
WASHINGTON, D.C. 20500

LOUIS V. GERSTNER, JR. IBM CHAIRMAN OF THE BOARD (ENCLOSED)

C&V: DCC&CB

2003
STOCKHOLDER'S PRO PATRIA-FIGHTING BACK FOR-AMERICA! FOREVER, FOR SUBMISSION 2002 MEETING

WHEREAS: HISTORICALLY "IBM FLUMMOXED GOVERNMENT" "IBM WORE DOWN JUSTICE (PER IBM TO BEAT AMERICA! V. IBM UNLAWFUL PREDATORY BUSINESS PRACTICES, PER D.O.J.) DEFORCING, CONSTITUTIONAL GOVERNMENT EMPOWERING IBM AS "THE POWERS THAT (OWN THRONE) BE" ANTI-CONSTITUTION CONSORTIA, FOURTH AND PREDOMINANT BRANCH OF GOVERNMENT EXERCISING WRONGFUL, INJURIOUS, UNLAWFUL POWER, IBM FORTE (NO CONTROLLING LEGAL AUTHORITY) TO EMPOISON DEMOCRACY, TO PROFITEER-FREEBOOT AMERICA! IN WAR AND PEACE, AT DEMISING EXPENSE TO, AND SUBJUGATION OF, AMERICA!-HUMANITY, e.g. MOST RECENT OF EXTORTIONARY ENRICHMENTS (AMONG MANY) FINAGLED BY IBM DEFORCING TAX PAYERS OF $1.4 BILLIONS, ENTITLES TAX PAYERS TO VESTED RIGHTS, LEGAL STATUS OF IBM STOCK/STAKE HOLDERS TO DEMAND IBM "PUBLIC" OFFICIALS ACCOUNTABILITY AND ALLEGIANCE.

IBM WITH PARASITIC, PERFIDIOUS ENMITY, EMPHATICALLY, UNEQUIVOCALLY DECLARED "IBM (MERELY) U.S. BASED," "IBM AN INTERNATIONAL, GLOBAL COMPANY" (ALIEN, NOT AMERICAN) "IBM COMPANY'S SURVIVAL IS THE FIRST PRIORITY" AND "AMERICA!S NATIONALISTIC SURVIVAL FACTORS ARE SECONDARY PRIORITY", IBM NOT WITH U.S, ERGO IBM AGAINST U.S! GOVERNMENT REMISS (AP) PROVES IBM'S DISDAIN FOR, IS SUPERIOR TO, AMERICA!, AN IBM COWARDLY ATROCIOUS ABJURATION OF ALLEGIANCE TO AMERICA!

IBM OBSESSED WITH "IBM'S SACROSANCT BOTTOM LINE" TRANSCENDING DOCTRINE OF GOD AND COUNTRY, VOWED "AS WE HAVE SAID MANY TIMES IN THE PAST, WE WILL DO WHATEVER WE MUST TO PROTECT OUR COMPANY'S ASSETS." IBM DENOUNCED, RENOUNCED AMERICA! (UTSUPRA). HISTORICALLY, WAGING WAR OF TERROR-TORMENT, IBM IN DELIBERATE DERELICTION OF IMPERATIVE FIDUCIARY DUTIES TO AMERICA!-HUMANITY, RELENTLESSLY RUTHLESS, REMORSELESS VIOLATES "THE UNITED STATES HAS RATIFIED THE CONVENTION AGAINST TORTURE WHICH DEFINES TORTURE AS ANY ACT BY WHICH SEVERE PAIN OR SUFFERING, WHETHER PHYSICAL OR MENTAL, IS INTENTIONALLY INFLICTED", AS INHERENT TO IBM'S PERPETUATED PERSECUTION OF PRO PATRIA AMERICA! IN EXTREMIS.

N.B. AXIOMATIC, THE UTMOST DIABOLIC TERRORISM-TORMENT IS THAT WHICH TEARS DOWN AMERICA!S INSTITUTIONS, e.g. FOUNDING CHARTERS-AMERICA!S HEART AND SOUL-HUMANITY.

THIS IMPERATIVE PRO PATRIA-IN DEFENSE OF-AMERICA! FOREVER (COESSENTIALLY "AMERICA! FIGHTS BACK" CAMPAIGN) PROPOSAL/PETITION FOR REDRESS OF GRIEVANCES, RESTITUTION, INTER ALIA, DUE AMERICA!-HUMANITY, AND SUCH PATRIOTIC DUTY BY "WE THE PEOPLE...", STOCK/SHARE HOLDERS TO ENSURE ABSOLUTELY AMERICA!S NATIONALISTIC SURVIVAL FACTORS ARE AND WILL REMAIN, AD INFINITUM, SUPREME PRIORITY

IRREFUTABLE, IBM AWRY, ENTRENCHED IN THE REFUGE OF HYPOCRITICAL SUBTERFUGE, SUBREPTITIOUSLY - ABUSING AGENCY RULES AND REGULATIONS TO VITIATE U.S. CONSTITUTION - EVADES CRUX OF LAWFULLY MANDATED PRO PATRIA AMERICA! PETITIONS, AIDED AND ABETTED BY AGENCY - PETITIO PRINCIPII - FALLACIOUSLY ASSUMING IBM PREMISE FOR REJECTION WHICH IBM FAILS TO PROVE; AGENCY "BEGS THE QUESTION", WRONGFULLY RULES - NON SEQUITUR - REJECTS PROPOSALS.

CONSIDER: COMPANY OFFICIALS, STOCKHOLDERS EMPIRICALLY AWARE TOBACCO ADDICTIVE, LETHAL YET OFFICIALS FRAUDULENTLY CONCEAL/SUPPRESS, DENY INCRIMINATING FACTS; GIVEN STOCKHOLDER'S PROPOSAL/PETITION FOR DISCLOSURE OF FACTS, CENSURE OF MISCREANT OFFICIALS IS PROPOSAL "OMISSIBLE" BY COMPANY AS "PERSONAL GRIEVANCE", "DISGRUNTLEMENT", "COMPANY'S ORDINARY BUSINESS"; PRECISELY, HOW REASONED?

RESOLVED: A VOTE FOR THIS IMPERATIVE PRO PATRIA-FIGHTING BACK FOR-AMERICA! FOREVER HUMANITY! IS A PATRIOTIC VOTE FOR FREEDOM AGAINST FREEDOM'S COMPOUND ATROCITIES OF TREACHERY, TERRORISM, TORTURE, TYRANNY. "WE THE PEOPLE..." MUST DO WHATEVER IT TAKES TO PROTECT AMERICA!S HEART AND SOUL, HUMANITY!

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabsseclettersstockholderproposals.lwp

29 DEC 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: International Business Machines Corporation (the "Company")
Incoming letter dated December 5, 1994

The proposal concerns the Company's Board of Directors and annual meetings.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent W. Mathis
Attorney Advisor

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 20, 2001

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President and
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Re: International Business Machines Corporation
Incoming letter dated November 19, 2001

Dear Mr. Moskowitz:

This is in response to your letter of November 19, 2001 concerning a shareholder proposal submitted to IBM by Patrick F. Napolitano. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corp., December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Patrick F. Napolitano
622 S.E. Degan Drive
Port St. Lucie, Fl. 34983

Exhibit D

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED
ARTICLE NO. 7000 1530 0001 9940 7699

DANIEL E. O'DONNELL
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK, N.Y. 10504

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FLA. 34983
NOV. 5, 2001

SUBJECT: STOCKHOLDER'S PROPOSAL "PRO PATRIA AMERICA! FOREVER"

DEAR MR. O'DONNELL,

ATTACHED, PLEASE FIND SUBJECT "PRO PATRIA AMERICA! FOREVER" PROPOSAL FOR INCLUSION IN IBM'S 2002 PROXY MATERIAL.

THANK YOU,
SINCERELY

Patrick J. Napolitano PRO PATRIA AMERICA! FOREVER

COPIES TO: PRESIDENT GEORGE W. BUSH, WHITE HOUSE 1600 PENNSYLVANIA AVE.
WASHINGTON, D.C. 20500

LOUIS V. GERSTNER, JR. IBM CHAIRMAN OF THE BOARD (ENCLOSED)

STOCKHOLDER'S PRO PATRIA-FIGHTING BACK FOR-AMERICA! FOREVER, FOR SUBMISSION 2002 MEETING

WHEREAS: HISTORICALLY "IBM FLUMMOXED GOVERNMENT" - "IBM WORE DOWN JUSTICE (PER IBM TO BEAT AMERICA! V. IBM UNLAWFUL PREDATORY BUSINESS PRACTICES, PER D.O.J.) DEFORCING CONSTITUTIONAL GOVERNMENT EMPOWERING IBM AS "THE POWERS THAT (OWN THRONE) BE" ANTI-CONSTITUTION CONSORTIA, FOURTH AND PREDOMINANT BRANCH OF GOVERNMENT EXERCISING WRONGFUL, INJURIOUS, UNLAWFUL POWER, IBM FORTE (NO CONTROLLING LEGAL AUTHORITY) TO EMPOISON DEMOCRACY, TO PROFITEER-FREEBOOT AMERICA! IN WAR AND PEACE, AT DEMISING EXPENSE TO, AND SUBJUGATION OF, AMERICA!-HUMANITY, e.g. MOST RECENT OF EXTORTIONARY ENRICHMENTS (AMONG MANY) FINAGLED BY IBM DEFORCING TAX PAYERS OF $1.4 BILLIONS, ENTITLES TAX PAYERS TO VESTED RIGHTS, LEGAL STATUS OF IBM STOCK/STAKE HOLDERS TO DEMAND IBM "PUBLIC" OFFICIALS' ACCOUNTABILITY AND ALLEGIANCE.

IBM WITH PARASITIC, PERFIDIOUS ENMITY, EMPHATICALLY, UNEQUIVOCALLY DECLARED IBM (MERELY) U.S. BASED," "IBM AN INTERNATIONAL, GLOBAL COMPANY" (ALIEN, NOT AMERICAN) "IBM COMPANY'S SURVIVAL IS THE FIRST PRIORITY" AND "AMERICA!S NATIONALISTIC SURVIVAL FACTORS ARE SECONDARY PRIORITY", IBM NOT WITH U.S, ERGO IBM AGAINST U.S! GOVERNMENT REMISS (AP) PROVES IBM'S DISDAIN FOR, IS SUPERIOR TO, AMERICA!, AN IBM COWARDLY ATROCIOUS ABJURATION OF ALLEGIANCE TO AMERICA!

IBM OBSESSED WITH "IBM'S SACROSANCT BOTTOM LINE" TRANSCENDING DOCTRINE OF GOD AND COUNTRY, VOWED "AS WE HAVE SAID MANY TIMES IN THE PAST, WE WILL DO WHATEVER WE MUST TO PROTECT OUR COMPANY'S ASSETS." IBM DENOUNCED, RENOUNCED AMERICA! (UTSUPRA. HISTORICALLY, WAGING WAR OF TERROR-TORMENT, IBM IN DELIBERATE DERELICTION OF IMPERATIVE FIDUCIARY DUTIES TO AMERICA!-HUMANITY, RELENTLESSLY RUTHLESS, REMORSELESS VIOLATES "THE UNITED STATES HAS RATIFIED THE CONVENTION AGAINST TORTURE WHICH DEFINES TORTURE AS ANY ACT BY WHICH SEVERE PAIN OR SUFFERING, WHETHER PHYSICAL OR MENTAL, IS INTENTIONALLY INFLICTED", AS INHERENT TO IBM'S PERPETUATED PERSECUTION OF PRO PATRIA AMERICA! IN EXTREMIS.

N.B. AXIOMATIC, THE UTMOST DIABOLIC TERRORISM-TORMENT IS THAT WHICH TEARS DOWN AMERICA!S INSTITUTIONS, e.g. FOUNDING CHARTERS - AMERICA!S HEART AND SOUL - HUMANITY.

THIS IMPERATIVE PRO PATRIA-IN DEFENSE OF-AMERICA! FOREVER (COESSENTIALLY "AMERICA! FIGHTS BACK" CAMPAIGN) PROPOSAL/PETITION FOR REDRESS OF GRIEVANCES, RESTITUTION, INTER ALIA, DUE AMERICA!-HUMANITY, AND SUCH PATRIOTIC DUTY BY "WE THE PEOPLE...", STOCK/SHARE HOLDERS TO ENSURE ABSOLUTELY AMERICA!S NATIONALISTIC SURVIVAL FACTORS ARE AND WILL REMAIN, AD INFINITUM, SUPREME PRIORITY

IRREFUTABLE, IBM AWRY, ENTRENCHED IN THE REFUGE OF HYPOCRITICAL SUBTERFUGE, SUBREPTITIOUSLY - ABUSING AGENCY RULES AND REGULATIONS TO VITIATE U.S. CONSTITUTION - EVADES CRUX OF LAWFULLY MANDATED PRO PATRIA AMERICA! PETITIONS, AIDED AND ABETTED BY AGENCY - PETITIO PRINCIPII - FALLACIOUSLY ASSUMING IBM PREMISE FOR REJECTION WHICH IBM FAILS TO PROVE; AGENCY "BEGS THE QUESTION", WRONGFULLY RULES - NON SEQUITUR - REJECTS PROPOSALS.

CONSIDER: COMPANY OFFICIALS, STOCKHOLDERS EMPIRICALLY AWARE TOBACCO ADDICTIVE, LETHAL YET OFFICIALS FRAUDULENTLY CONCEAL/SUPPRESS, DENY INCRIMINATING FACTS; GIVEN STOCKHOLDER'S PROPOSAL/PETITION FOR DISCLOSURE OF FACTS, CENSURE OF MISCREANT OFFICIALS IS PROPOSAL "OMISSIBLE" BY COMPANY AS "PERSONAL GRIEVANCE", "DISGRUNTLEMENT", "COMPANY'S ORDINARY BUSINESS"; PRECISELY, HOW REASONED?

RESOLVED: A VOTE FOR THIS IMPERATIVE PRO PATRIA-FIGHTING BACK FOR-AMERICA! FOREVER HUMANITY! IS A PATRIOTIC VOTE FOR FREEDOM AGAINST FEEDOM'S COMPOUND ATROCITIES OF TREACHERY, TERRORISM, TORTURE, TYRANNY. "WE THE PEOPLE..." MUST DO WHATEVER IT TAKES TO PROTECT AMERICA!S HEART AND SOUL, HUMANITY!

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
450 FIFTH STREET N.W. JUDICIARY PLAZA
WASHINGTON D.C. 20549

Mr. Patrick Napolitano
622 SE Degan Dr
Port Saint Lucie FL 34983

DEC. 28, 2002

RECEIVED
2003 JAN -7 PM 12:07
OFFICE OF CHIEF COUNSEL

SUBJECT: IBM 2003 SHAREHOLDER PROPOSAL - 1A PETITION PRO PATRIA AMERICA PATRICK F. NAPOLITANO
RE 1) PETITIONS, eg. NAPOLITANO TO SEC. JAN 12, FEB 11, MAR 12, APR 22, JULY 10, '02; RE 2) TO IBM GERSTNER DEC 12, 02
RE 3) IBM'S SPECIOUS DIRECTIVES NOV 19, 01, DEC 16, '02 TO S.E.C. CONTINUUM REJECTING PRO PATRIA AMERICA!

CHIEF COUNSEL, et al

THE RE 1) PETITIONS SUBMITTED TO - AND WRONGFULLY SUPPRESSED BY - THE S.E.C. FOR LAWFUL REBUTTAL TO THE RE 3) IBM'S OUTRAGEOUS, DEPREDATORY SPURIOUS DIRECTIVES TO SEC AMONG OTHERS CONSPIRED BY IBM TO "KILL" PRO PATRIA AMERICA AND PROPONENT TO FURTHER IBM'S FLUMMOXING - EMPOISONING - GOVERNMENT TO PERPETUATE VENAL IBM'S MISPRISION - BARRATRY, CRIMINAL FRAUD, LETHAL ATROCITIES AGAINST HUMANITY - AMERICA - PROPONENT WITH DIABOLIC IMPUNITY.

THE SUBJECT PEREMPTORY 1A PETITIONS FOR REDRESS OF HUMANITY - AMERICA'S GRIEVANCES VS. THE GRAVAMINA OF IBM TERRORISM, HAVE BEEN SYSTEMATICALLY, MALICIOUSLY, DELIBERATELY DEPRIVED OF LAWFULLY REQUIRED OBJECTIVE EVALUATION AND DUE DILIGENCE CONSTITUTION PROCESS BASED ON THE MERITS OF THE PREMISES THEREIN, SUCH DELIBERATIONS ARE THE SOLE RESPONSIBILITY - DUTY OF THE CHAIRMAN AND FULL BOARD, AND GOVERNMENT CONSTITUTIONAL AUTHORITIES. ALAS TO NO AVAIL ie THE POWER$ THAT BE IN HISTORICAL, DELIBERATE DERELICTION OF IMPERATIVE DUTIES TO THE CONSTITUTION, EGREGIOUS TYRANNICAL MISPRISION, PERPETUATE WICKED IBM'S BACKSTABBING, WARPED, OPINIONATED EXCORIATION OF EXCERPTS OF THE "EFFECTS" RE 3) eg. VENAL IBM UNLAWFULLY, WRONGFULLY, INJURED US, THEN FIRED US FOR COMBATTING (THE CAUSE) IBM'S UNLAWFUL PREDATORY MONOPOLY (U.S. D.O.J.) OF COMMERCE AND "IBM FLUMMOXED GOVERNMENT", CRIMINAL FRAUD, etc. IBM (IN) SUBORDINATE SQUAWK "PERSONAL GRIEVANCE" TO DENIGRATE, DEVASTATE PROPONENT TO THWART IBM ATTAINDER, WHEREAS "PERSONAL GRIEVANCE" IS AN ABSOLUTE INTRINSIC TO THE SACRED HONOR COVENANT - SWORN OATH TO DEFEND THE CONSTITUTION, AGAINST THE ORGANIZED MONEY POWER$ DESTROYING THE REPUBLIC.

VENAL IBM'S TYRANNICALLY CONSPIRED DEFAMATORY "OPINIONS" EXPRESSED IN THE REFERENCED IBM DIRECTIVES ARE, AB INITIO, CONTINUUM, VIRULENTLY SPURIOUS AS KNOWN TO IBM'S BOARD OF NO GOVERNANCE DIRECTORS EXPLOITING REFUGE IN THE SUBTERFUGE - HYPOCRISY OF ANONYMITY, ie THE IBM DIRECTIVES TO THE S.E.C. DO NOT BEAR THE IMPRIMATUR, AND DO NOT PROPOUND THE INTELLECT, MOTIVES, "CONSCIENCE" etc OF THE CHAIR - BOARD (CONTRAST PROXY 2002 - CHAIR - BOARD SIGNATURE, "THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL") BEING TANTAMOUNT TO CONSPIRACY, DELIBERATE DERELICTION (MISPRISION) OF BOARD'S IMPERATIVE FIDUCIARY DUTIES TO 1A PRO PATRIA AMERICA PETITIONS, ie BOARD'S PREMEDITATED EVASION OF RESPONSIBILITY, ACCOUNTABILITY, CULPABILITY, SCHEMING IGNORANCE OF IBM - AS SPECIFIED IN 1A PETITIONS - WRONGDOINGS, AS EXEMPLIFIED BY CORPORATE CHIEF EXECUTIVES PRIVILEGED, et al. TESTIFYING AT CONGRESSIONAL HEARINGS INTO RAMPANT, MASSIVE CORPORATE AMERICA FRAUD, 6-8$ TRILLIONS PILLAGED BY THE GRAB THE GOLD "N" RULE GREED CREED GANG - REVOLVING DOOR LAX REGULATION - MONEY POWER$ FINED DIRTY PIECES OF SILVER AND FREE TO ABSCOND WITH MOUNTAINS OF GOLD FOR CONTINUED ACCESS TO DESECRATE THE CONSTITUTION, NO INCARCERATION, BIG BAD BUSINESS AS USUAL, AND THE BEAT AMERICA GOES ON.

N.B. THE GRAVAMINA OF IBM'S BARRATRY WAS DISCUSSED, AB INITIO, VIS-Ā-VIS RELATOR TO IBM CHAIR - PUPPET "DIRECTORS". IBM, WELFARE QUEAN, UNABLE TO REFUTE THE FACTS INCRIMINATING IBM, TYRANNICALLY PERSECUTES RELATOR - PROPONENTS IN EXTREMIS. IBM'S RE 3) DIRECTIVES EGREGIOUSLY SPURIOUS, AS KNOWN - AB INITIO - TO IBM CEO - CHAIR, et al, VIZ: "IF THE (S.E.C.) STAFF DISAGREES WITH THE COMPANY'S CONCLUSION ... I REQUEST THE OPPORTUNITY TO CONFER WITH THE STAFF PRIOR TO THE ISSUANCE OF YOUR POSITION ... PLEASE CALL ME AT (#)". UNREBUKED. "APPEARS SIMILAR" TO SUBORNATION OF MISPRISION, WIRE (LESS), MAIL FRAUD, TO ENABLE IBM TO FURTHER DEPRIVE AND DAMAGE PROPONENTS, et al.

SCARIER THAN HELL, HIRELINGS OF IBM HATE, THE CONSTITUTION THEY DESECRATE, OUR LIVES - HUMAN RIGHTS THEY DEVASTATE, PROVE THE CONSTITUTION - "FOR GOD AND COUNTRY" DEAD. N.B. NO STATUTE OF LIMITATIONS FOR IBM'S ATROCITIES AGAINST HUMANITY. N.B. "TURF BATTLES AND BACKSTABBING ARE AN ART FORM IN IBM (PER GERSTNER, ECHOING P.F.N.). N.B THE S.E.C. MUST DEMAND IBM CEO - CHAIR, BOARD ATTEST TO RE 3) DIRECTIVES.

SINCERELY Patrick F. Napolitano

COPIES: TO PRESIDENT GEORGE W. BUSH, CHIEF JUSTICE REHNQUIST, IBM CHAIRMAN GERSTNER; C/O P. BUSH